FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the personal holdings of the under-mentioned persons at a price of 1350.896 pence per Ordinary share, following the re-investment of the dividend paid to shareholders on 6 October 2011.

Director/P DMR	Number of Shares	Connected Person	Number of Shares
Mr A P Witty	571	Mrs C M Witty	1572
Dr D Pulman	329	Mrs C R Pulman	67
Mrs V A Whyte	--	Mr I W Whyte	64

The Company and the above named persons were advised of this information on 7 October 2011.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a) and (c).

V A Whyte
Company Secretary

11 October 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 11 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc